PRESS RELEASE

ROBERT R. McEWEN PURCHASES SHARES IN WHITE KNIGHT RESOURCES LTD.

Toronto, July 5, 2005 – ROBERT R. McEWEN announced that he has purchased today an additional 2,270,700 common shares of White Knight Resources Ltd. in the market. The purchase price was averaged at $0.91 per share.

Mr. McEwen now owns 7,952,427 shares or 14.7 % of the outstanding common shares of White Knight. These shares were purchased for investment purposes.

For further information, please contact:

Robert R. McEwen
Telephone: (416) 865-0326